Exhibit 21.1

Subsidiaries of Oxbridge Re Holdings Limited

Oxbridge Re Holdings Limited owns 100% of the equity interests in:

●	Oxbridge Reinsurance Limited, which was incorporated on April 23, 2013 under the laws of the Cayman Islands.

●	Oxbridge Re NS Limited, which was incorporated on December 22, 2017 under the laws of the Cayman Islands.

●	SurancePlus Holdings Ltd (f/k/a Oxbridge VT Ltd.), which was incorporated on January 27, 2022 under the laws of the Cayman Islands.

●	DSN Blockchain Technologies Ltd., which was incorporated on February 18, 2022 under the laws of the Cayman Islands.

●	OAC Equity Holdings LLC, which was incorporated on May 18, 2021 under the laws of the Cayman Islands.

●	SurancePlus, Inc. which was incorporated on December 19, 2022 under the laws of the British Virgin Islands.